UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of   May, 2001

Creo Products Inc.
(Translation of registrant's name into English)

3700 Gilmore Way, Burnaby, BC, Canada V5G 4M1
(Address of principal executive office)

[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F]
Form 20-F  [ ] Form 40-F  [X]

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes   [ ] No  [X]

[If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
82 -

NEWS

CreoScitex
3700 Gilmore Way
Burnaby, BC
CANADA V5G 4M1
Tel. +1-604-451-2700
Fax. +1-604-437-9891
www.CreoScitex.com

CreoScitex
Mark Sullivan
Tel. +1-781-280-7585
Fax. +1-781-275-5649
Email: mark_sullivan@creoscitex.com

FOR IMMEDIATE RELEASE

CreoScitex Operations Achieve ISO-9001 2000 (E)
Certification in Canada

Vancouver, CANADA (May 24, 2001) - CreoScitex, a division of Creo Products Inc. (NASDAQ: CREO; TSE: CRE), will receive the ISO-9001 2000 (E) certificate of registration for its Canadian operations in the Vancouver area following the completion of a successful third-party audit by the Quality Management Institute. Since inception, the ISO 9000 standards have become synonymous with quality. CreoScitex is believed to be the first company in the graphic arts industry to be registered under the revised standards introduced late last year.

"CreoScitex is committed to demonstrating professionalism and quality in everything we do," stated Mark Dance, CreoScitex President and Chief Operating Officer. "We believe that conforming to the ISO standard provides international recognition that we repeatedly follow accepted processes in the design, manufacture and delivery of our products, software systems and services for the graphic arts industry. We believe this demonstrates our commitment."

The ISO 9001 standard introduced in December 2000 now certifies quality standards for the design and delivery of products and services as well as the manufacturing process. The new standard incorporates a stronger emphasis on sustained customer satisfaction. It is based on eight quality management principles: Customer-focused organization; Leadership; Involvement of people; Process approach; System approach to management; Continual improvement; Factual approach to decision-making; and Mutually beneficial supplier relationships.

All Vancouver locations were certified through the Quality Management Institute, a division of the Canadian Standards Association International, an independent agency with 8,000 members. CreoScitex's other product divisions in Herzlia, Israel and Billerica, MA are currently registered ISO-9002 and will be certified under the new standards in the near future.

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About CreoScitex

CreoScitex is a world leader in solutions for the graphic arts industry. Core product lines include image capture systems; inkjet proofers; thermal imaging devices for films, plates, and proofs; professional color and copydot scanning systems; and workflow management software. CreoScitex is also an Original Equipment Manufacture supplier of on-press imaging technology and components for digital presses. CreoScitex is a division of Creo Products Inc., which trades on NASDAQ (CREO) and the TSE (CRE).

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© 2001 Creo Products Inc. CreoScitex is a division of Creo Products Inc. The CreoScitex product names mentioned in this document are trademarks or service marks of Creo Products Inc. and may be registered in certain jurisdictions. Other company and brand, product and service names are for identification purposes only and may be trademarks or registered trademarks of their respective holders. Data is subject to change without notice.

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This release contains forward-looking statements within the meaning of the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995. These statements are based on management's current expectations and beliefs and are subject to a number of risks and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. These risks and uncertainties are described under the caption "Information Regarding Forward-looking Statements" and elsewhere in our Annual Report and also in our Annual Information Form (40-F), both for the fiscal year ended September 30, 2000, as filed with the U.S. Securities and Exchange Commission and which are incorporated herein by reference. We do not assume any obligation to update the forward-looking information contained in this press release.

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Contact:

CreoScitex (America)
Mark Sullivan
Tel: +1-781-280-7585
Fax: +1-781-275-5649
Email: mark_sullivan@creoscitex.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CREO PRODUCTS INC.

Date:  May 25, 2001

/s/ Paul Kacir
Paul Kacir, Assistant Corporate Secretary